Exhibit 99.1

news release

FALCONBRIDGE ANNOUNCES CHANGES
TO BOARD OF DIRECTORS

Toronto, Ontario, August 17, 2006 — Falconbridge Limited announced today that following the acquisition by Xstrata plc of 257,700,100 common shares of Falconbridge ("Common Shares") (giving Xstrata ownership of 92.1% of the Common Shares on a fully diluted basis) each of the members of the board of directors has resigned at Xstrata's request, with the exception of James Wallace who has agreed to remain as a member of the interim Falconbridge Board. The board has been replaced by Xstrata nominees Benny Levene, Thras Moraitis, William Ainley, Douglas Knight and James Wallace. Mr William Ainley will serve as chair of the Board.

The Company also announced the departure of Mr Derek Pannell, former Chief Executive Officer of Falconbridge Limited and Mr Steve Douglas, former Chief Financial Officer.

The Company also announced that the New York Stock Exchange has notified the Company today that the trading of Common Shares on the New York Stock Exchange will be suspended prior to the commencement of trading on August 18, 2006.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dominique Dionne
Tel: 514 745 9370
Email: Dominique.dionne@falconbridge.com

Claire Divver Tel: +44 7785 964340
Email: cdivver@xstrata.com